

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Michael Crinieri
Global Head of Exchange Traded Funds
Goldman Sachs Asset Management, L.P.
200 West Street
New York, NY 10282

     Re: Goldman Sachs Physical Gold ETF
          Registration Statement on Form S-3
          Filed March 10, 2022
          File No. 333-263454

Dear Mr. Crinieri:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance

cc: Clifford R. Cone